Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors

KT Corporation:

We consent to incorporation by reference in the registration statement on Form F-3 (No. 333-100251) of KT Corporation of our report dated February 13, 2004 with respect to the consolidated balance sheets of KT Corporation and subsidiaries as of December 31, 2002 and 2003 and the related consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003, and which report, which is partially based on the reports of other auditors, appears in the December 31, 2003 annual report on Form 20-F of KT Corporation.

KPMG Samjong Accounting Corp.

Seoul, Korea

June 25, 2004